

Mail Stop 4561

May 20, 2009

Via U.S. Mail and facsimile (913) 234-5500

Don Early
Chairman of the Board and
Chief Executive Officer
QC Holdings, Inc.
9401 Indian Creek Parkway, Suite 1500
Overland Park, KS 66210

> **Re: QC Holdings, Inc.**
> **Form 10-K**
> **Filed March 13, 2009**
> **File No. 000-50840**

Dear Mr. Early:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Summary Compensation Table, page 17 of Definitive Proxy Statement on Schedule 14A

1.   Please tell the staff how you determined to include the $20,000 discretionary bonus paid to Mr. Anderson in the "Non-Equity Incentive Plan Compensation"

column rather than in the "Bonus" column. Refer to Regulation S-K Disclosure & Interpretation 119.02.

<u>Item 12. Security Ownership by Certain Beneficial Owners and Management and Related Stockholder Matters</u>

<u>Security Ownership by Certain Beneficial Owners and Management, page 7 of Definitive Proxy Statement on Schedule 14A</u>

2.   We note that Mr. Indick has shared voting and investment power over the shares owned by Prides Capital Partners. Please disclose to the staff, and include in future filings, the members of the group who share this voting and investment power with Mr. Indick.

<u>Exhibits</u>

<u>General</u>

3.   It appears that the 409 Excess Plan, the 2009 Annual Incentive Plan and the 2008 Long-Term Incentive Plan should have been filed as exhibits to the Form 10-K. Please amend the filing to include these exhibits. Alternatively, tell us why you do not believe the plans need to be filed. Refer to Item 601(b)(10)(iii) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney-Adviser